Grupo Radio Centro Reports First Quarter 2007 Results

MEXICO CITY, April 23 /PRNewswire-FirstCall/ -- Grupo Radio Centro, S.A.B. de C.V. (NYSE: RC) (BMV: RCENTRO-A) (the "Company"), one of Mexico's leading radio broadcasting companies, announced today its operating results for the three months ended March 31, 2007. All figures were prepared in accordance with the Financial Information Standards accepted in Mexico and have been restated in constant pesos as of March 31, 2007.

First Quarter Results

Broadcasting revenue for the first quarter of 2006 was Ps. 125,020,000, a 32.0% decrease from the Ps. 183,870,000 reported for the same period of 2006. This decrease in broadcasting revenue was mainly attributable to the decrease in advertising expenditures from political parties during the first quarter of 2007 compared to the same period of 2006 (when political parties were campaigning for the presidential and congressional elections that took place on July 2, 2006).

The Company's broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) for the first quarter of 2007 were Ps. 106,962,000, a 3.0% increase from the Ps. 103,876,000 reported for the same period of 2006. This increase was mainly attributable to increased expenses related to the hiring of a new host in June 2006 for a radio program on financial matters and a special event held by one of our radio stations.

For the first quarter of 2007, the Company reported broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) of Ps. 18,058,000, a 77.4% decrease from the Ps. 79,994,000 reported for the same period of 2006. This decrease was due primarily to the decrease in broadcasting revenue described above.

Depreciation and amortization expenses for the first quarter of 2007 amounted to Ps. 8,685,000, a 21.3% decrease from the Ps. 11,030,000 reported for the same period of 2006, primarily because the Company no longer recorded depreciation of Company vehicles whose useful lives ended in the second quarter of 2006.

For the first quarter of 2007, the Company's corporate, general and administrative expenses were Ps. 3,345,000, a slight decrease from the Ps. 3,765,000 reported for the same period of 2006.

The Company reported operating income of Ps. 6,028,000 for the first quarter of 2007, a 90.8% decrease from the Ps. 65,199,000 reported for the same period of 2006. This decrease was primarily due to a reduction in broadcasting revenue during the first quarter of 2007 compared to the same period of 2006 described above.

The Company's comprehensive financing income for the first quarter of 2007 was Ps. 496,000, compared to a comprehensive financing cost of Ps. 10,030,000 reported for the same period of 2006. This change was primarily due to:

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a reduction in interest expense for the first quarter of 2007 compared to the same period of 2006, which resulted from (i) the Company no longer recording interest related to a contingent liability that was cancelled in June 2006 and (ii) the Company no longer paying interest related to its bank debt that was repaid in May 2006, and

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a gain on foreign currency exchange, net of Ps. 32,000 reported for the first quarter of 2007 compared to a loss on foreign currency exchange, net of Ps. 3,752,000 for the first quarter of 2006, which resulted from the contingent liability recorded by the Company in 2003 that was cancelled in June 2006.

The reduction in interest expense and in the loss on foreign currency exchange, net, was partially offset by the change in net monetary position to a loss on net monetary position of Ps. 774,000 recorded for the first quarter of 2007 compared to a gain on net monetary position of Ps. 1,311,000 for the same period in 2006 due to the fact that the Company no longer held bank debt or a contingent liability, which resulted in lower monetary liabilities in the first quarter of 2007 compared to the same period of 2006.

For the first quarter of 2007, other expenses, net were Ps. 10,677,000, representing a 13.7% increase from the Ps. 9,387,000 reported for the same period of 2006. This increase was due primarily to higher legal expenses incurred during the first quarter of 2007.

For the first quarter of 2007, the Company reported a loss before provisions for income tax and employee profit sharing of Ps. 4,153,000 compared to an income before provisions for income tax and employee profit sharing of Ps. 45,782,000 reported for the same period of 2006, due to lower broadcasting revenue.

As a result of the loss before provisions described above, the Company recorded a benefit for income tax and employee profit sharing for the first quarter of 2007 of Ps. 1,266,000 compared to a provision for income tax and employee profit sharing of Ps. 10,475,000 recorded for the same period of 2006.

As a result of the foregoing, the Company's net loss for the first quarter of 2007 was Ps. 2,887,000, compared to a net income of Ps. 35,307,000 reported for same period of 2006.

Legal Proceedings

On January 30, 2007, the Mexican Supreme Court (Suprema Corte de Justicia de la Nacion), in a 5-4 decision based on procedural grounds, reversed Mexico's Federal District's Thirteenth Circuit Court of Civil Matters' June 2006 decision ratifying a lower court's decision to set aside a 2004 arbitration award issued against the Company in an arbitration proceeding brought by Infored, S.A. de C.V. ("Infored") and Mr. Jose Gutierrez Vivo. The Supreme Court remanded the case to the Thirteenth Circuit Court, instructing the court to reexamine the matter under different procedural rules, which will require the court to review the merits of the case. On March 22, 2007, Infored and Mr. Gutierrez Vivo sought to remove the case from the Thirteenth Circuit Court to a new court that has not previously reviewed the matter. A decision on the removal proceeding, which is pending before the Federal District's Fourth Circuit Court of Civil Matters, is expected in the near term. The Company can give no assurance about the outcome of these proceedings or their duration.

Company Description:

Grupo Radio Centro owns and/or operates 14 radio stations. Of these 14 radio stations, Grupo Radio Centro operates 11 in Mexico City. The Company's principal activities are the production and broadcasting of musical and entertainment programs, talk shows, news and special event programs. Revenue is primarily derived from the sale of commercial airtime. In addition to the Organizacion Radio Centro radio stations, the Company also operates Grupo RED radio stations and Organizacion Impulsora de Radio (OIR), a radio network that acts as the national sales representative for, and provides programming to, Grupo Radio Centro-affiliated radio stations.

Note on Forward Looking Statements:

This release may contain projections or other forward-looking statements related to Grupo Radio Centro that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Grupo Radio Centro with the U.S. Securities and Exchange Commission, specifically the most recent filing on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Grupo Radio Centro on the date hereof, and Grupo Radio Centro assumes no obligation to update such statements.

GRUPO RADIO CENTRO, S.A.B. DE C.V. CONSOLIDATED UNAUDITED BALANCE SHEET
as of March 31, 2007 and 2006 in Mexican Pesos ("Ps.") with purchasing power as of March 31, 2007
(figures in thousands of Ps. and U.S. dollars ("U.S. $")(1) )

	March 31
	2007		2006
	U.S. $(1)	Ps.	Ps.
ASSETS
Current assets:
Cash and temporary investments	12,825	142,117	182,275
Accounts receivable:
Broadcasting, net	16,878	187,026	181,799
Other	788	8,730	7,603
	17,666	195,756	189,402
Prepaid expenses	2,027	22,466	17,558
Total current assets	32,518	360,339	389,235
Property and equipment, net	42,143	467,003	489,174
Deferred charges, net	369	4,090	11,745
Excess of cost over book value of subsidiaries	72,752	806,194	806,069
Other assets	297	3,288	3,354
Total assets	148,079	1,640,914	1,699,577
LIABILITIES
Current:
Notes payable	0	0	58,971
Advances from customers	10,518	116,558	79,574
Other accounts payable and accrued expenses	5,171	57,304	39,421
Taxes payable	4,978	55,164	40,559
Contingent Liabilities	0	0	264,102
Total current liabilities	20,667	229,026	482,627
Long-Term:
Deferred income tax	810	8,977	22,544
Notes payable	0	0	58,971
Reserve for labor obligations	5,080	56,294	48,090
Total liabilities	26,557	294,297	612,232
STOCKHOLDERS' EQUITY
Capital stock	99,221	1,099,494	1,223,732
Retained (deficit) earnings	27,307	302,596	(82,044)
Provision for repurchase of shares	3,848	42,640	43,764
Accumulated effect of deferred income tax	(9,332)	(103,411)	(103,411)
Effect from labor obligations	(27)	(301)	(266)
Surplus on restatement of capital	446	4,943	4,943
Minority interest	59	656	627
Total stockholders' equity	121,522	1,346,617	1,087,345
Total liabilities and stockholders' equity	148,079	1,640,914	1,699,577

(1)	Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 11.0813 per U.S. dollar, the rate on March 31, 2007.

GRUPO RADIO CENTRO, S.A.B. DE C.V. CONSOLIDATED UNAUDITED STATEMENT OF INCOME
for the three-month periods ended March 31, 2007 and 2006 expressed in Mexican Pesos ("Ps.") with purchasing power as of March 31, 2007
(figures in thousands of Ps. and U.S. dollars ("U.S. $")(1), except per Share and per ADS amounts)

	March 31
	2007		2006
	U.S.$(1)	Ps.	Ps.

Broadcasting revenue (2)	11,282	125,020	183,870
Broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses	9,652	106,962	103,876
Broadcasting income	1,630	18,058	79,994
Depreciation and amortization	784	8,685	11,030
Corporate, general and administrative expenses	302	3,345	3,765
Operating income	544	6,028	65,199

Comprehensive financing income (cost):
Interest expense	(46)	(514)	(8,702)
Interest income (2)	158	1,752	1,113
Gain (loss) on foreign currencyexchange, net	3	32	(3,752)
Gain (loss) on net monetary position	(70)	(774)	1,311
	45	496	(10,030)
Other expenses, net	(964)	(10,677)	(9,387)
Income (loss) before provisions	(375)	(4,153)	45,782
Provision (benefit) for income tax & employee profit sharing	(114)	(1,266)	10,475
Net income (loss)	(261)	(2,887)	35,307
Net income (loss) applicable to:
Majority interest	(261)	(2,892)	35,270
Minority interest	0	5	37
	(261)	(2,887)	35,307
Net income (loss) per Series A Share (3)	0.213	2.364	0.213
Net income (loss) per ADS (3)	1.920	21.276	1.917
Weighted average common shares outstanding (000's) (3)		162,500	162,699

(1)	Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 11.0813 per U.S. dollar, the rate on March 31, 2007.

(2)
Broadcasting revenue for a particular period includes (as a reclassification of interest income) interest earned on funds received by the Company pursuant to advance sales of commercial airtime to the extent that the underlying funds were earned by the Company during the period in question. Advances from advertisers are recognized as broadcasting revenue only when the corresponding commercial airtime has been transmitted. Interest earned and treated as broadcasting revenue for the first quarter of 2007 and 2006 was Ps. 397,000 and Ps.

603,000, respectively.

(3)	Earnings per share calculations are made for the last twelve months as of the date of the income statement, as required by the Mexican Stock Exchange.

SOURCE Grupo Radio Centro

-0- 04/23/2007

/CONTACT: Pedro Beltran or Alfredo Azpeitia of Grupo Radio Centro, S.A.B. de C.V., (5255) 5728-4800 Ext. 7018, or aazpeitia@grc.com.mx; in NY, Maria Barona or Peter Majeski of i-advize Corporate Communications, Inc., +1-212-406-3690, or grc@i-advize.com.mx / /Web site: http://www.radiocentro.com.mx/ (RC)